David G. Peinsipp T: +1 415 693 2177 dpeinsipp@cooley.com	VIA EDGAR

September 1, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BowX Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 13, 2021

File No. 333-256133

Dear Ms. Martin and Ms. Long:

On behalf of our client, BowX Acquisition Corp. (the “Registrant”), this letter sets forth the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated August 26, 2021, regarding amendment no. 3 to the registration statement on Form S-4 filed with the Commission on August 13, 2021 (the “Registration Statement”). In connection with this letter, the Registrant is filing via EDGAR amendment no. 4 to the Registration Statement (the “Revised Registration Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Registrant’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 filed August 13, 2021

Post-Business Combination Ownership Structure, page 152

1.

We note your response to prior comment 2. Please revise the footnote disclosure to provide information consistent with the beneficial ownership information provided in the Beneficial Ownership of Securities section with respect to Mr. Neumann’s aggregate ownership in the company. In addition, please also revise the footnote disclosure to clarify that the Class C shares may be exchanged for Class A shares or cash, at the company’s election.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 153 of the Revised Registration Statement.

Certain Relationships and Related Persons Transactions, page 328

2.

We note your response to prior comment 6. Please disclose the applicable beneficial ownership level that would terminate the observation right. In addition, please revise your risk factor disclosure on page 40 to discuss the observation right.

Cooley LLP     3 Embarcadero Center     20th Floor     San Francisco, CA 94111-4004

t: +1 415 693 2000     f: +1 415 693 2222 cooley.com

United States Securities and Exchange Commission

September 1, 2021

Page Two

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 41 of the Revised Registration Statement.

General

3.

We note that you have removed shares underlying the 19,919,026 privately offered shares of Class C common stock from registration in response to prior comment 1, and have reduced the total number of shares registered by 8,788,845 shares. So that we can better understand which shares are now included in the 646,521,155 shares registered and which are included in the 655,300,000 of Aggregate Merger Consideration, please provide a reconciliation of the number and type or source of shares that are included in each. We note each of these may or may not include shares of Class C Common Stock, an unspecified number of shares underlying various types of equity awards that may be calculated assuming cash exercise or net-settlement, and WeWork partnerships profits interest units. We also note disclosure in the footnote to the fee table that there are expected to be issued approximately 558,230,678 shares of BowX Class A Common stock and 19,919,026 shares of Class C common stock to be issued to WeWork stockholders, which number does not include the shares underlying various equity awards. Please clarify whether this means that there are 77,150,296 shares underlying the equity awards and whether that number assumes the awards are settled in cash or net-settled.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the 646,521,155 shares that were being registered in the Registration Statement were based on (A) the number of shares of BowX Class A Common Stock to be issued to securityholders of WeWork in connection with the Mergers in respect of outstanding WeWork common and preferred stock (other than Class C common stock) plus (B) shares of BowX Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options (assuming the exercise price is paid for in cash), restricted stock units, restricted stock awards and warrants (in each case, whether or not in-the-money), respectively, at the closing of the Business Combination. The number of shares were based on the expected rounded exchange ratio of 0.8254. Specifically, this number of shares in the Registration Statement included the following number of shares of BowX Class A Common Stock: (A) 558,230,678 shares to be issued to holders of WeWork common and preferred stock (other than Class C common stock) and (B) 88,290,477 shares underlying unvested and/or unexercised stock options (assuming the exercise price is paid for in cash), restricted stock units, restricted stock awards and warrants. The sum of (A) 558,230,678 plus (B) 88,290,477 equals the 646,521,155 shares that were being registered in the Registration Statement. The 19,919,026 privately offered shares of Class C Common Stock (and associated Class A shares that may be exchanged for these shares of Class C Common Stock and corresponding WeWork partnerships profits interest units (assuming that all partnerships profits interest units are in-the-money and that the Registrant does not elect to exchange these securities for cash instead of shares of Class A Common Stock)) are not being registered in the Revised Registration Statement and are not included in these calculations.

The 655,300,000 shares of Aggregate Merger Consideration are calculated pursuant to the terms of the Merger Agreement using different assumptions. Specifically, the Aggregate Merger Consideration is calculated to include (A) outstanding WeWork common and preferred stock (other than Class C common stock) plus (B) shares of WeWork common stock underlying or exchangeable for in-the-money unvested and/or unexercised stock options (assuming net settlement of the options), restricted stock units, restricted stock awards and warrants, plus (C) the in-the-money partnerships profits interest units (and corresponding shares of Class C common stock), respectively, at the closing of the Business Combination.

Cooley LLP     3 Embarcadero Center     20th Floor     San Francisco, CA 94111-4004

t: +1 415 693 2000     f: +1 415 693 2222 cooley.com

United States Securities and Exchange Commission

September 1, 2021

Page Three

The number of shares in the Registration Statement were based on the exact expected exchange ratio as of August 6, 2021 (for example, rounded to seven decimal places rather than four decimal places the exchange ratio was expected to be 0.8253864) rather than the rounded expected exchange ratio of 0.8254. Specifically, this number included the following number of shares: (A) 558,221,513 shares of Class A Common Stock to holders of WeWork common and preferred stock (other than Class C common stock) (note that this number differs from above due to using the exact exchange ratio of 0.8253696 rather than the rounded exchange ratio), (B) 77,201,805 shares underlying in-the-money unvested and/or unexercised stock options (assuming net settlement of the options), restricted stock units, restricted stock awards and warrants (note that this number differs from above due to the different assumptions described above and using the exact exchange ratio rather than the rounded exchange ratio) and (C) 19,876,682 shares of in-the-money partnerships profits interest units (and corresponding shares of Class C Common Stock) (note that this number differs from above due to the different assumptions described above and using the exact exchange ratio rather than the rounded exchange ratio). The total of (A) 558,221,513 plus (B) 77,201,805 plus (C) 19,876,682 equals the 655,300,000 shares that constitute the Aggregate Merger Consideration. The Aggregate Merger Consideration numbers are further updated in the Revised Registration Statement to reflect more recent share information as of August 26, 2021. The number of shares in the Revised Registration Statement are based on the exact expected exchange ratio as of August 26, 2021 (for example, rounded to seven decimal places rather than four decimal places the exchange ratio is expected to be 0.8253696) rather than the rounded expected exchange ratio of 0.8254. Specifically, this number includes the following number of shares: (A) 558,238,969 shares of New WeWork Class A Common Stock to holders of WeWork common and preferred stock (other than Class C common stock), (B) 77,184,753 shares underlying in -the-money unvested and/or unexercised stock options (assuming net settlement of the options), restricted stock units, restricted stock awards and warrants (note this number differs from below due to the different assumptions described below) and (C) 19,876,276 shares of in -the-money partnerships profits interest units (and corresponding shares of Class C Common Stock) (note that this number differs from below due to the different assumptions described below). The sum of (A) 558,238,969 plus (B) 77,184,753 plus (C) 19,876,276 equals the 655,300,000 shares that constitute the Aggregate Merger Consideration.

The number of registered shares has been further updated in the Revised Registration Statement to reflect more recent share information as of August 26, 2021. The 646,069,464 shares that are being registered in the Revised Registration Statement are based on (A) the number of shares of BowX Class A Common Stock to be issued to securityholders of WeWork in connection with the Mergers in respect of outstanding WeWork common and preferred stock (other than Class C common stock) plus (B) shares of BowX Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options (assuming the exercise price is paid for in cash), restricted stock units, restricted stock awards and warrants (in each case, whether or not in-the-money), respectively, at the closing of the business combination. The number of shares are based on the exact expected exchange ratio as of August 26, 2021 (for example, rounded to seven decimal places rather than four decimal places the exchange ratio is expected to be 0.8253696 rather than the rounded expected exchange ratio of 0.8254. Specifically, this number in the Revised Registration Statement includes the following number of shares of BowX Class A Common Stock: (A) 558,238,969 shares to holders of WeWork common and preferred stock (other than Class C common stock) and (B) 87,830,495 shares underlying unvested and/or unexercised stock options (assuming the exercise price is paid for in cash), restricted stock units, restricted stock awards and warrants. The sum of (A) 558,238,969 plus (B) 87,830,495 equals the 646,069,464 shares that are being registered in this Revised Registration Statement. The 19,919,026 privately offered shares of Class C Common Stock (using the rounded exchange ratio of 0.8254) (and associated Class A shares that may be exchanged for these shares of Class C Common Stock and corresponding WeWork partnerships profits interest units (assuming that all partnerships profits interest units are in-the-money and that the Registrant does not elect to exchange these securities for cash instead of shares of Class A Common Stock)) are not being registered in the Revised Registration Statement and are not included in these calculations. Furthermore, excluding the registered shares calculation, the rounded exchange ratio is used throughout the Revised Registration Statement to calculate the expected issuance of 558,259,528 shares of BowX Class A Common Stock and 19,919,026 shares of BowX Class C Common Stock to WeWork stockholders. The exchange ratio is subject to adjustment as further described in the Revised Registration Statement.

* * *

Cooley LLP     3 Embarcadero Center     20th Floor     San Francisco, CA 94111-4004

t: +1 415 693 2000     f: +1 415 693 2222 cooley.com

United States Securities and Exchange Commission

September 1, 2021

Page Four

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at dpeinsipp@cooley.com or (415) 693-2177.

Sincerely,

/s/ Dave G. Peinsipp

Dave G. Peinsipp of COOLEY LLP

cc:	Kristina Marrone, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Kim McManus, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Vivek Ranadivé, Chairman and Co-Chief Executive Officer of BowX Acquisition Corp.

Murray Rode, Co-Chief Executive Officer and Chief Financial Officer of BowX Acquisition Corp.

Garth Osterman, Cooley LLP

Eric Blanchard, Cooley LLP

Richard Segal, Cooley LLP

Kevin Cooper, Cooley LLP

Howard Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Amr Razzak, Skadden, Arps, Slate, Meagher & Flom LLP

Cooley LLP     3 Embarcadero Center     20th Floor     San Francisco, CA 94111-4004

t: +1 415 693 2000     f: +1 415 693 2222 cooley.com